

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2021

Jonah Meer
Chief Executive Officer
Qrons Inc.
28-10 Jackson Avenue #26N
Long Island City, NY 11101

> **Re: Qrons Inc.**
> **Registration Statement on Form S-1**
> **Filed December 1, 2021**
> **File No. 333-261437**

Dear Mr. Meer:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1 filed on December 1, 2021

Cover page

1. We note your disclosure that the offering is being made at a fixed price to be determined upon effectiveness. Since you are not eligible to conduct an at-the-market offering in reliance on Rule 415(a)(1)(x), please revise to include a fixed price at which you will offer the shares for the duration of the offering. Refer to Item 501(b)(3) of Regulation S-K. Please also revise to state the date on which the offering will terminate. Refer to Item 501(b)(8)(iii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nancy Brenner, Esq.